Exhibit 99.1

For Immediate Release

TFI INTERNATIONAL ANNOUNCES OFFERING OF COMMON SHARES IN THE

UNITED STATES AND CANADA

Montreal, Quebec, August 11, 2020 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced the launch of a marketed offering of 4,000,000 common shares in the United States and Canada.

The public offering will be conducted through a syndicate of underwriters led by Morgan Stanley, BofA Securities, Credit Suisse, Goldman Sachs & Co. LLC and J.P. Morgan, as joint lead book-running managers, with RBC Capital Markets and UBS Investment Bank as joint-bookrunners and Cowen, National Bank of Canada Financial Inc., Stephens Inc., Stifel and Wolfe Capital Markets and Advisory as co-managers. The offering will be priced in the context of the market; the issue price per share and size of the offering will be confirmed when TFI International enters into an underwriting agreement for the offering.

TFI International expects to use the net proceeds from the offering for working capital and to reduce the amount outstanding under one of its credit facilities, thereby increasing the amount available under the credit facility for future use by TFI International. TFI International may use the credit facility in the future for general corporate purposes, including acquisitions.

TFI International will also grant the underwriters an option to purchase up to an additional 600,000 common shares, representing 15% of the number of common shares to be sold pursuant to the public offering, solely to cover the underwriters’ over-allocation position, if any, and for market stabilization purposes. The option will be exercisable by the underwriters for a period of 30 days following the closing of the offering.

In connection with the public offering, TFI International filed with the securities regulatory authorities in each of the provinces of Canada, and obtained a receipt for, an amended and restated base shelf prospectus increasing the aggregate value of securities that may be distributed thereunder during the period that the amended and restated base shelf prospectus is effective, being the 25-month period ending on November 12, 2020. The amended and restated base shelf prospectus was filed on Form F-10 with the U.S. Securities and Exchange Commission (SEC). TFI International also filed a preliminary prospectus supplement to the amended and restated short form base shelf prospectus with the securities regulatory authorities in each of the provinces of Canada as well as with the SEC as part of a registration statement on Form F-10 under the U.S.-Canada multijurisdictional disclosure system (MJDS).

Completion of the offering will be subject to customary closing conditions.

The public offering will be made in Canada only by means of the amended and restated base shelf prospectus and prospectus supplement and in the United States only by means of the registration statement, including the amended and restated base shelf prospectus and prospectus supplement. Such documents contain important information about the offering. A copy of the preliminary prospectus supplement and of the prospectus supplement will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and a copy of the registration statement is available on EDGAR at www.sec.gov. Copies of the prospectus supplements and the registration statement, when available, may also be obtained from any of the following sources: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; BofA Securities, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attention: Prospectus Department, email: dg.prospectus_requests@bofa.com; Credit Suisse Securities (USA) LLC, By mail: Attn: Prospectus Department, 6933 Louis Stephens Drive, Morrisville, North Carolina 27560, United States, By phone: (800) 221-1037, By e-mail: usa.prospectus@credit-suisse.com.; Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New

York, New York 10282, telephone: (866) 471-2526, facsimile: (212) 902-9316, email: prospectus-ny@ny.email.gs.com; and J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (866) 803-9204, email: prospectus-eq_fi@jpmchase.com.

Prospective investors should read the prospectus supplements and registration statement before making an investment decision.

No securities regulatory authority has either approved or disapproved the contents of this news release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•	Package and Courier;

•	Less-Than-Truckload;

•	Truckload;

•	Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and Toronto Stock Exchange under the symbol TFII.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release may be “forward-looking information” within the meaning of applicable Canadian securities laws, section 27A of the United States Securities Act of 1933, as amended, and section 21E of the United States Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbor created by those sections and by the United States Private Securities Litigation Reform Act of 1995, as amended, including statements regarding the proposed public offering and the terms thereof. This forward-looking information is identified by the use of terms and phrases such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue”, and the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond TFI International’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. Completion of the proposed public offering is subject to numerous factors, many of which are beyond TFI International’s control, including but not limited to, the failure of customary closing conditions and other important factors disclosed previously and from time to time in TFI International’s filings with the securities regulatory authorities in each of the provinces of Canada and the SEC. The forward-looking information contained in this press release represents TFI International’s expectations as of the date of this press release (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, TFI International does not undertake to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.